Putnam Investments

100 Federal Street

Boston, MA 02110

April 14, 2021

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: DeCarlo McLaren, Esq.

Re:	Comments on Post-Effective Amendment No. 73 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 74 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 033-17486 and 811-05346) (the “Registration Statement”) of Putnam Variable Trust (the “Registrant”), on behalf of its series Putnam VT Equity Income Fund (to be renamed “Putnam VT Large Cap Value Fund” effective April 30, 2021) (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2021 (the “485(a) Amendment”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Venice Monagan and Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and James Forbes of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on April 5, 2021 regarding the 485(a) Amendment. For convenience, I have summarized the Commission Staff’s comments before the Fund’s responses. These responses will be reflected in Post-Effective Amendment No. 75 under the Securities Act and Amendment No. 76 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around April 28, 2021 (the “485(b) Amendment”). References to specific text in the Commission Staff’s comments and the Fund’s responses are to the corresponding text of the 485(a) Amendment, as indicated.

General

1.	Comment: Please respond to all comments via correspondence on EDGAR. Please finalize the Registration Statement filed with the 485(b) Amendment with all brackets removed and all material information provided. If a comment results in a change to the disclosure language, please include the revised disclosure in the letter. The Commission Staff notes that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Response: The Registrant confirms that it is responding to all comments via this correspondence on EDGAR. The Registrant also confirms that it will revise the Registration Statement filed as the 485(b) Amendment to remove all brackets and to provide all material information. The Registrant further confirms that if a comment results in a change to the disclosure language it will include the revised disclosure in this letter. The Registrant

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acknowledges that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

Fund summary – Fees and expenses

2.	Comment: Please provide the Commission Staff with the completed fee tables and expense examples for the Fund prior to effectiveness of the Fund’s Registration Statement.

Response: The requested information was provided to the Commission Staff via electronic mail on April 12, 2021.

Fund summary – Portfolio turnover

3.	Comment: If the Fund’s portfolio turnover rate for its most recent fiscal year exceeded 100%, please consider adding a discussion of portfolio turnover risk to the discussion of the Fund’s principal risks appearing under the sub-heading “Risks”

Response: The Registrant confirms that the Fund’s portfolio turnover rate for its most recent fiscal year did not exceed 100% and, therefore, has not added a discussion of portfolio turnover risk to the discussion of the Fund’s principal risks appearing under the sub-heading “Risks.”

Fund summary – Investments, risks, and performance

4.	Comment: Please consider changing the sub-heading “Investments” in the “Investments, risks, and performance” sub-section of the “Fund summary” section to “Principal Investment Strategies” in order to match the sub-heading of Item 4(a) of Form N-1A.

Response: The Registrant notes that Form N-1A does not prescribe headings that must be used in providing information in response to Item 4, and the Registrant believes that the heading currently used in the Registration Statement is substantively similar to the heading used in the Form and is descriptive and appropriate given the information provided. The Registrant, therefore, respectfully declines to make this change.

5.	Comment: Given that the new name of the Fund is Putnam Large Cap Value Fund, please revise the Fund’s Rule 35d-1 policy, which currently states that Putnam Management invests, under normal circumstances, “at least 80% of the fund’s net assets in companies of a size similar to those in the Russell 1000 Value Index” so that it explicitly references large-cap value companies. See Rule 35d-1(a)(2)(i) under the Investment Company Act and Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001) (the “Rule 35d-1 Adopting Release”). Please also disclose how the Fund will determine whether a company is “large-cap,” including a market capitalization range, for purposes of complying with its Rule 35d-1 policy. In addition, please briefly describe the composition of the Russell 1000 Value Index.

Response: The Registrant will revise the description of the above-referenced policy as follows to explicitly reference “large-cap” companies in the policy and to describe how the

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Fund will determine whether a company is “large-cap” (additional language denoted with underline):

“Under normal circumstances, we invest at least 80% of the fund’s net assets in large-cap companies, which, for the purposes of this policy, are of a size similar to those in the Russell 1000 Value Index.” This policy may be changed only after 60 days’ notice to shareholders. As of March 31, 2021, the index was composed of companies having market capitalizations of between approximately $916.1 million to $1.4 trillion.”

The Registrant notes that the use of the term “value” in the Fund’s name refers to an investment strategy of focusing on stocks issued by companies that the Fund’s investment adviser believes are currently undervalued by the market. As explained in the Rule 35d-1 Adopting Release, “[Rule 35d-1] does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” Accordingly, the Registrant does not believe that Rule 35d-1 is applicable to the use of the term “value” in the Fund’s name and respectfully declines to revise the above-referenced policy to explicitly reference “value” stocks.

The Registrant notes that the revised disclosure about the Fund’s Rule 35d-1 policy presented above includes information about the market capitalization range of the companies represented in the Russell 1000 Value Index. The Registrant will consider whether additional information about the composition of the Russell 1000 Value Index is appropriate in connection with future amendments to the Registration Statement relating to the Fund.

6.	Comment: Please consider changing the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section to “Principal Risks.”

Response: The Registrant notes that Form N-1A does not prescribe headings that must be used in providing information in response to Item 4, and the Registrant believes that the heading currently used in the Registration Statement is substantively similar to the heading used in the Form and is descriptive and appropriate given the information provided. The Registrant, therefore, respectfully declines to make this change.

7.	Comment: To the extent that any of the risks discussed in the section “What are the fund’s main investment strategies and related risks?” (provided in response to Item 9 of Form N-1A) are principal risks of investing in the Fund, please ensure that they are also summarized under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section (provided in response to Item 4 of Form N-1A).

Response: The Registrant confirms that a complete summary of the principal risks of investing in the Fund is included under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section, as required by Item 4 of Form N-1A.  The Registrant further confirms that this summary appropriately covers each principal risk of investing in the Fund discussed in the section “What are the fund’s main investment strategies and related risks.”

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8.	Comment: Please consider adding a heading for each risk factor discussed under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section in light of the plain English requirements of Rule 421(d) under the Securities Act.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Fund’s narrative risk disclosure provided under the sub-heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A and the plain English requirements of Rule 421 under the Securities Act.

9.	Comment: Please consider disclosing under the sub-heading “Performance” in the “Investments, risks, and performance” sub-section of the “Fund summary” that the performance included in the prospectus is for Putnam VT Equity Income Fund and does not reflect the performance of Putnam VT Large Cap Value Fund, which began operating under its new name on April 30, 2021.

Response: The Registrant respectfully declines to add this disclosure. The Registrant notes that the principal changes reflected in the 485(a) Amendment are to the Fund’s name and Rule 35d-1 investment policy. Because of the Fund’s name change, the Fund was required to revise its existing Rule 35d-1 investment policy so that the policy reflected the particular type of investments suggested by the Fund’s new name. Putnam Management has confirmed that no changes to the Fund’s investment strategies or portfolio holdings are anticipated in connection with the name and investment policy changes, and Putnam Management believes that it would be inaccurate to add the disclosure requested by the Commission Staff.

10.	Comment: Please provide the Commission Staff with the completed bar chart and average annual total return tables, including associated narrative disclosure, prior to effectiveness of the Fund’s Registration Statement.

Response: The requested information was provided to the Commission Staff via electronic mail on April 12, 2021.

Fund summary – Your fund’s management

11.	Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) that each of the Fund’s portfolio managers assumed responsibility for the Fund’s investments.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

What are the fund’s main investment strategies and related risks?

12.	Comment: The Commission Staff notes that, as disclosed under the heading “Foreign Investments” in the section “What are the fund’s main investment strategies and related risks?,” the Fund may invest in foreign investments, although they do not represent a primary
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focus of the Fund. Since foreign investments are not a primary focus of the Fund, please remove the discussion of foreign investments under the heading “Foreign Investments” and instead reference foreign investments under the heading “Other investments.”

Response:  The Registrant notes that, although foreign investments are not a primary focus of the Fund, they are nonetheless relevant to the discussion of how the Fund intends to achieve its investment objectives and, therefore, appropriate to include in the section “What are the fund’s main investment strategies and related risks” in accordance with Item 9(b) of Form N-1A.  The Registrant, therefore, respectfully declines to make any changes in response to the Commission Staff’s comment.

13.	Comment: The Commission Staff notes that, although derivatives and their related risks are discussed under the heading “Derivatives” they are not discussed in the description of the Fund’s principal investment strategies and related risks that appear under the sub-headings “Investments” and “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section. If appropriate, please add disclosure about the Fund’s use of derivatives and the related risks under the sub-headings “Investments” and “Risks.” Also, please confirm supplementally that the Fund’s investments in derivatives are valued on a marked-to-market basis for purposes of determining the Fund’s compliance with its Rule 35d-1 policy.

Response: The Registrant notes that, as disclosed under the heading “Derivatives” in the section “What are the fund’s main investment strategies and related risks?,” the Fund may engage in a variety of transactions involving derivatives, although they do not represent a primary focus of the Fund. Consequently, the Registrant does not believe that it would be appropriate to include disclosure about the Fund’s use of derivatives in the description of the Fund’s principal investment strategies that appears under the sub-heading “Investments” or to include disclosure about the risks related to the Fund’s use of derivatives in the description of the principal risks of investing in the Fund that appears under the sub-heading “Risks.”

The Registrant confirms that the Fund generally uses the marked-to-market value of derivatives for purposes of determining compliance with its Rule 35d-1 Policy. However, the Fund may use the notional value of a derivative if that is determined to be a more appropriate measure of the Fund’s investment exposure to the reference security or securities. For example, if the Fund obtains long exposure to a reference security through a derivative as a substitute for a cash purchase of the reference security, and the derivative is fully supported by cash, the Fund would consider the notional value of the derivative to be a more appropriate measure of the Fund’s investment exposure than the marked-to-market value of that derivative. If the Fund received a large subscription, it may open long exchange-traded future contracts in the amount of the large subscription instead of investing the cash immediately in the reference securities. In terms of investment exposure, this is equivalent to the Fund purchasing the reference securities directly, and the notional value of the futures contracts is a better measure of investment exposure than their marked-to-market value.  This situation would be temporary as the Fund would close out the future contracts over time as it invested the cash directly in the reference securities.

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14.	Comment: If “Management and operational risk” is a principal risk of the Fund, please consider adding related disclosure under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section.

Response: The Registrant respectfully notes that disclosure related to “Management and operational risk” is included in the second paragraph under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section, which states:

“There is no guarantee that the investment techniques, analyses, or judgments that we apply in making investment decisions for the fund will produce the intended outcome or that the investments we select for the fund will perform as well as other securities that were not selected for the fund. We, or the fund’s other service providers, may experience disruptions or operating errors that could negatively impact the fund.”

Part C

15.	Comment: For each exhibit listed in Item 28 that is incorporated by reference to a previous filing, please include the Securities Act filing number of the registrant with respect to that filing.

Response: The Registrant confirms that it will make the requested change in connection with the 485(b) Amendment.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP

James M. Forbes, Esq., Ropes & Gray LLP

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